Filed by SunTrust Banks, Inc.
pursuant to Rule 425
under the Securities Act of
1933, as amended and deemed
filed under Rule 14a-6
under the Securities Exchange Act
of 1934, as amended
Subject Company: National
Commerce Financial Corporation
Commission File No.: 333-116112

On September 21, 2004, SunTrust Banks, Inc. issued the following press release:

SunTrust Sets Oct. 1, 2004 as Projected Closing Date for National Commerce Merger

ATLANTA, Sept. 21 -- SunTrust Banks, Inc. (NYSE: STI - News) confirmed today it anticipates the formal completion of its previously announced merger with National Commerce Financial Corporation to take place prior to the stock market opening on October 1, 2004.

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is one of the nation's largest commercial banking organizations. As of June 30, 2004, SunTrust had total assets of $128.1 billion and total deposits of $85.5 billion. The company operates through an extensive distribution network primarily in Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust's Internet address is http://www.suntrust.com.

Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction, which was first mailed to shareholders of SunTrust and NCF on or about August 6,
2004, because it contains important information. Shareholders are also able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to
SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor
Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis,
Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger.
Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on
March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by
NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.